

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Mark F. Wilten
Vice President and Treasurer
PPL Energy Supply, LLC
Two North Ninth Street
Allentown, PA 18101

> **Re:** **PPL Energy Supply, LLC**
> **Registration Statement on Form S-4**
> **Filed January 11, 2013**
> **File No. 333-185996**

Dear Mr. Wilten:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to clarify the relationship between you and PPL Ironwood, LLC. In this regard, we note that it appears that PPL Ironwood, LLC is your wholly-owned subsidiary.

2. In an appropriate place in the prospectus, please briefly describe the reason(s) for engaging in this exchange offer.

Where you can find more information and incorporation by reference, page iv

3. Please include the Form 8-K filed on January 14, 2013 in the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration

statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

General Conditions, page 31

4. We note disclosure stating that you may determine in your sole judgment whether certain offer conditions have occurred or are satisfied. We further note that several offer conditions relate to whether certain events might have specified effects. Please revise to include an objective standard for the determination of whether each condition has been satisfied.

5. We note disclosure in the first full paragraph on page 32 appearing to state that the offer is conditioned on the execution and delivery of the Supplemental Indenture and the amended and restated Collateral Agency Agreement. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

6. We note disclosure in the second full paragraph on page 32 appearing to state that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by you. The offer can be subject only to conditions that are not within your control. Please revise.

7. You state in several places in your offer document and letter of transmittal that you may terminate the offer if any condition is not satisfied on or after the expiration date, and you also state that you may terminate the offer at any time prior to the completion of the offer if any condition is not satisfied. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Exhibit Index

Exhibit 99.1 -- Letter of Transmittal and Consent

8. Please delete the language requiring investors to acknowledge or certify that they have "read" or "reviewed" all of the terms of the offer.

9. The disclosure states that investors will waive all rights and claims with respect to, and will be giving a release from all present and future claims arising out of or related to, the securities. Please revise these statements in light of Section 29(a) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Andrew Keller, Esq.